

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 29, 2008

Edgar Bronfman, Jr.
Chief Executive Officer and Chairman of the Board of Directors
Warner Music Group Corp.
75 Rockefeller Plaza
New York, NY 10019

> **Re: Warner Music Group Corp.
> Form 10-K for the fiscal year ended September 30, 2007
> Filed November 29, 2007
> Definitive Proxy Statement on Schedule 14A
> Filed January 25, 2008
> File No. 001-32502**

Dear Mr. Bronfman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Rolaine S. Bancroft
Special Counsel